Skadden, Arps, Slate, Meagher & Flom (UK) llp
40 BANK STREET CANARY WHARF LONDON E14 5DS ________ +4420 7519-7000 Fax: +4420 7519-7070 www.skadden.com September 16, 2009

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VIA EDGAR
Mr. Doug Jones
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:	Tomkins plc Form 20-F for the fiscal year ended January 3, 2009 (File No. 001-13634)

Dear Mr. Jones:

On behalf of Tomkins plc (the “Company”), I refer to the letter dated September 4, 2009 (the “Comment Letter”) from the Staff relating to the Company’s Form 20-F for the fiscal year ended January 3, 2009, and the telephone conversation I had with you today regarding the Company’s plan for responding to the Comment Letter.  Further to our telephone conversation, this letter confirms that the Company plans to respond to the Staff’s comments no later than October 16, 2009.

Please contact me at +44 207 519 7183 with any questions.

Sincerely,

/s/ James A. McDonald

James A. McDonald

cc:	Tomkins plc
John Zimmerman
Mark Smith
Securities and Exchange Commission
Lyn Shenk